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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 QuesTech, Inc.
      ------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
      ------------------------------------------------------------------
                         (Title of Class of Securities

                                    74835710
                       ---------------------------------
                                 (CUSIP Number)

    Michael P. Rivera, Esq.   7600-A Leesburgh Pike
    QuesTech, Inc.            Falls Church, VA  22043  Phone: (703) 760-1003
    ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 13, 1998
       ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1746 (10-97)



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  CUSIP No.     74835710
            ---------------------

-------------------------------------------------------------------------------
    1. Names of Reporting Persons
       I.R.S. Identification No. of above persons (entities only).

       QuesTech, Inc. Stock Employee Compensation Trust
-------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group
       (See Instructions)

       (a)
            -------------------------------------------------------------------

       (b)
            -------------------------------------------------------------------

-------------------------------------------------------------------------------
    3. SEC Use Only

-------------------------------------------------------------------------------
    4. Source of Funds (See Instructions)       N/A

-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant
       to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
    6. Citizenship or Place of Organization     State of Virginia

-------------------------------------------------------------------------------
      NUMBER
        OF          7.  Sole Voting Power            0
      SHARES      -------------------------------------------------------------
 BENEFICIALLY BY
     OWNED BY       8.  Shared Voting Power          0
       EACH       -------------------------------------------------------------
    REPORTING
      PERSON        9.  Sole Dispositive Power       0
       WITH       -------------------------------------------------------------

                    10. Shared Dispositive Power     0
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   0

-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)

-------------------------------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11)     0%

-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
                                                                00
       ---------------------------------------------------------------
       ---------------------------------------------------------------
       ---------------------------------------------------------------
       ---------------------------------------------------------------
       ---------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

        This Amendment No. 1 to Schedule 13D is being filed by the QuesTech, Inc. Stock Employee Compensation Trust (the "SECT"), respecting the common stock, $.05 par value ("Common Stock"), of QuesTech, Inc. (the "Issuer").


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        On November 13, 1998, CACI Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of CACI International, Inc., a Delaware corporation ("CACI"), merged with and into the Issuer, with the Issuer being the surviving corporation. As a result of the merger, the Issuer became the wholly owned subsidiary of CACI, and each issued and outstanding share of Common Stock immediately prior to the merger was converted into the right to receive payment, in cash, of $18.13. Therefore, as of November 13, 1998, the SECT holds no shares of Common Stock.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 1998                        QUESTECH, INC. STOCK EMPLOYEE
                                                COMPENSATION TRUST


                                                By:  /s/ VINCENT L. SALVATORI
                                                   -----------------------------
                                                     Vincent L. Salvatori,
                                                     Trustee

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